Department of

Finance

Economic and Fiscal Update

Second Quarter Projections

2015-2016

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Economic and Fiscal Update

Second Quarter Projections

2015-2016

Published by:

Department of Finance

Government of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/finance November 2015

Translation:

Translation Bureau, Government Services

ISBN 978-1-4605-0506-9

Think Recycling!

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2015 Economic Update
	•	The International Monetary Fund (IMF) is forecasting global economic growth of 3.1 per cent in 2015. This is a downgrade from its forecast in the July edition of its World Economic Outlook.

•

U.S. real GDP increased at an annual rate of 3.9 per cent in the second quarter of 2015, which represents an improvement over first quarter activity. Despite recent improvement, growth for the year remains below initial projections.

•

According to Statistics Canada, economic activity at the national level declined during the first five months of the year. A decline in oil prices has undermined positive expectations regarding investment and exports.

	•	The Department of Finance now projects real GDP growth for New Brunswick of 1.3 per cent for 2015. This is consistent with the consensus among private sector forecasters.

	•	The current forecast reflects weaker growth at the national and global level, a decline in manufacturing sales, slower-than-expected growth in investment and continued weakness in the labour market.

	•	Some positive drivers remain and include growth in income and retail sales, as well as a supportive exchange rate.

	•	Exports (-2.8%) and manufacturing (-7.8%) have both weakened in recent months. Wood products manufacturing remains a bright spot, posting growth of 4.1%.

•

Three-quarters of the way through 2015, employment is down by 1.0 per cent over the year prior. Weakness remains concentrated in the goods sector (-6.0%), while growth in the services- producing sector has been modest (+0.4%).

	•	Despite weak employment conditions, average weekly earnings are up 3.1 per cent on a year-to-date basis - above the national growth rate of 2.2 per cent.

	•	Consumer spending continues to show improvement, with retail trade up 2.3 per cent on a year-to-date basis. Excluding gasoline station sales, retail trade is up 5.5 per cent.

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2015-2016 Fiscal Update

Based on second quarter information, there is a projected deficit of $453.1 million for 2015-2016. This is an improvement of $23.7 million compared to the budget deficit of $476.8 million.

Net debt is projected to increase by $569.0 million, an improvement of $16.5 million from budget. Net debt is projected to reach $12,991 million by March 31, 2016.

Revenue:

Revenue is $37.1 million higher than budget. The major variances include:

•

Personal Income Tax is higher by $34.0 million attributable to an anticipated underpayment for the 2014 taxation year, which also positively impacts the forecast base for 2015. This counteracts weakness in the economy.

•	Miscellaneous Revenue is up $11.8 million mainly due to increased revenue from the Regional Health Authorities.

•	Provincial Real Property Tax is up $10.0 million due to base improvements in the previous year.

•	Gasoline and Motive Fuels Tax is up $7.8 million due to higher than anticipated gasoline volumes.

•	Conditional Grants are up $5.0 million predominantly due to federal recoveries for Disaster Financial Assistance.

•	Tobacco Tax is up $4.2 million as a result of stronger than anticipated volumes.

•

Return on Investment is down $33.3 million primarily as a result of lower projected net income for NB Power. This is mainly due to unanticipated generation station outages, low water levels for hydro-electric power generation and investment market volatility.

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Expense:

Total expenses were $13.4 million higher than budget.

The major variances include the following:

•	General Government ($7.0 million over): Mainly due to higher than budgeted expenses under Revenue Sharing Agreements with First Nations.

•	Opportunities New Brunswick ($5.5 million under): Mainly due to lower than anticipated financial assistance to companies.

•

Public Safety ($12.3 million over): Due to higher than budgeted expenses under the Disaster Financial Assistance program associated with storm and flood events that occurred in 2014, as well as costs associated with damages from the heavy rain event in the fall of 2015. These expenses are partially offset by increased recoveries from the federal government.

•

Social Development ($7.9 million over): Mainly due to higher than anticipated program delivery costs and the previously announced changes with respect to nursing home funding policies. These increased costs are partially offset by savings in other areas.

•	Tourism, Heritage and Culture ($2.4 million over): Due to costs associated with the completion of an archaeological impact assessment for the proposed Sisson Mine project.

•

Special Operating Agency Account ($5.7 million under): Mainly due to lower than anticipated expenses in the Regional Development Corporation Special Operating Agency due to project timing changes from budget.

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PROVINCE OF NEW BRUNSWICK

FISCAL UPDATE

Thousands

$

	2015-2016 Budget	2015-2016 1st Quarter Projection	2015-2016 2nd Quarter Projection	Variance from Budget

Revenue
Ordinary Account	7,984,551	7,991,662	8,023,185	38,634
Capital Account	10,705	8,424	8,424	(2,281)
Special Purpose Account	61,342	61,104	63,006	1,664
Special Operating Agencies	57,634	57,251	56,762	(872)
Sinking Fund Earnings	193,700	193,700	193,700	0
Total Revenue	8,307,932	8,312,141	8,345,077	37,145

Expense
Ordinary Account	8,007,021	8,005,301	8,029,174	22,153
Capital Account	82,903	85,067	80,595	(2,308)
Special Purpose Account	74,228	74,205	74,297	69
Special Operating Agencies	53,372	52,512	47,638	(5,734)
Amortization of Tangible Capital Assets	417,238	415,652	416,507	(731)
Total Expense	8,634,762	8,632,737	8,648,211	13,449

Contingency Reserve	(150,000)	(150,000)	(150,000)	0

Surplus (Deficit)	(476,830)	(470,596)	(453,134)	23,696

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CHANGE IN NET DEBT

Thousands

$

	2015-2016 Budget	2015-2016 1st Quarter Projection	2015-2016 2nd Quarter Projection	Variance from Budget

Net Debt - Beginning of Year	(12,018,306)	(12,018,306)	(12,421,892)	(403,586)

Changes in Year

Surplus (Deficit)	(476,830)	(470,596)	(453,134)	23,696

Investments in Tangible Capital Assets	(525,898)	(528,911)	(532,325)	(6,427)

Amortization of Tangible Capital Assets	417,238	415,652	416,507	(731)

(Increase) Decrease in Net Debt	(585,490)	(583,855)	(568,952)	16,538

Net Debt - End of Year	(12,603,796)	(12,602,161)	(12,990,844)	(387,048)

At second quarter, Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2014-2015 Consolidated Financial Statements (Public Accounts Volume I).

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APPENDIX A

ORDINARY ACCOUNT REVENUE BY SOURCE

Thousands

$

	2015-2016	2015-2016 1st Quarter	2015-2016 2nd Quarter	Variance from
	Budget	Projection	Projection	Budget

Taxes
Personal Income Tax	1,587,000	1,582,000	1,621,000	34,000
Corporate Income Tax	258,000	258,000	258,000	0
Provincial Real Property Tax	488,100	498,100	498,100	10,000
Harmonized Sales Tax	1,184,200	1,184,200	1,184,200	0
Gasoline and Motive Fuels Tax	268,200	270,200	276,000	7,800
Tobacco Tax	135,800	135,800	140,000	4,200
Pari-Mutuel Tax	600	600	420	(180)
Insurance Premium Tax	53,546	53,546	52,229	(1,317)
Real Property Transfer Tax	12,000	12,000	13,000	1,000
Financial Corporation Capital Tax	27,000	27,000	27,000	0
Penalties and Interest	13,000	13,000	13,000	0
Subtotal - Taxes	4,027,446	4,034,446	4,082,949	55,503

Return on Investment	295,765	283,160	262,481	(33,284)
Licences and Permits	148,333	148,019	147,902	(431)
Sale of Goods and Services	325,187	324,221	323,120	(2,067)
Lottery and Gaming Revenues	140,300	139,900	141,900	1,600
Royalties	107,230	107,230	105,830	(1,400)
Fines and Penalties	8,165	8,165	8,178	13
Miscellaneous	61,189	72,407	73,035	11,846

Total - Own Source Revenue	5,113,615	5,117,548	5,145,395	31,780

Unconditional Grants – Canada
Fiscal Equalization Payments	1,668,900	1,668,900	1,668,900	0
Canada Health Transfer	717,800	717,800	719,900	2,100
Canada Social Transfer	273,400	273,400	272,900	(500)
Other	1,866	1,866	1,866	0
Subtotal - Unconditional Grants – Canada	2,661,966	2,661,966	2,663,566	1,600

Conditional Grants – Canada	219,252	222,143	224,219	4,967

Total - Grants from Canada	2,881,218	2,884,109	2,887,785	6,567

Subtotal	7,994,833	8,001,657	8,033,180	38,347

Inter-account Transactions	(10,282)	(9,995)	(9,995)	287

Ordinary Account Revenue	7,984,551	7,991,662	8,023,185	38,634

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APPENDIX B

ORDINARY ACCOUNT EXPENSE

Thousands

$

	2015-2016	2015-2016 1st Quarter	2015-2016 2nd Quarter	Variance from
	Budget	Projection	Projection	Budget	%
DEPARTMENT
Agriculture, Aquaculture and Fisheries	37,495	37,495	37,495	0	0.0%
Education and Early Childhood Development	1,118,623	1,118,623	1,118,623	0	0.0%
Energy and Mines	8,617	8,617	8,617	0	0.0%
Environment and Local Government	139,381	139,381	139,381	0	0.0%
Executive Council Office	19,148	19,038	19,023	(125)	-0.7%
Finance	17,282	17,182	17,132	(150)	-0.9%
General Government	554,951	553,619	562,001	7,050	1.3%
Government Services	53,657	53,657	53,657	0	0.0%
Health	2,596,039	2,596,039	2,596,039	0	0.0%
Human Resources	3,421	3,421	3,421	0	0.0%
Justice	42,491	42,491	42,491	0	0.0%
Legislative Assembly	21,721	21,721	21,721	0	0.0%
Natural Resources	93,267	93,267	93,267	0	0.0%
Office of the Attorney General	17,975	17,975	18,299	324	1.8%
Office of the Premier	1,616	1,616	1,616	0	0.0%
Opportunities New Brunswick	50,883	45,215	45,429	(5,454)	-10.7%
Other Agencies	259,387	258,446	259,914	527	0.2%
Post-Secondary Education, Training and Labour	613,793	613,793	613,793	0	0.0%
Public Safety	166,262	171,563	178,547	12,285	7.4%
Regional Development Corporation	65,012	65,012	65,012	0	0.0%
Service of the Public Debt	685,000	685,000	685,000	0	0.0%
Social Development	1,113,693	1,115,218	1,121,593	7,900	0.7%
Tourism, Heritage and Culture	52,382	54,802	54,802	2,420	4.6%
Transportation and Infrastructure	296,942	296,942	296,942	0	0.0%

Subtotal	8,029,038	8,030,133	8,053,815	24,777	0.3%

Investment in Tangible Capital Assets	(11,735)	(14,837)	(14,646)	(2,911)	24.8%
Inter-account Transactions	(10,282)	(9,995)	(9,995)	287	-2.8%

Ordinary Account Expense	8,007,021	8,005,301	8,029,174	22,153	0.3%

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APPENDIX C

CAPITAL EXPENDITURES

Thousands

$

	2015-2016 Budget	2015-2016 1st Quarter Projection	2015-2016 2nd Quarter Projection	Variance from Budget

Regular Capital Investments
Agriculture, Aquaculture and Fisheries	900	500	900	0
Education and Early Childhood Development	77,111	76,129	76,277	(834)
Environment and Local Government	1,000	1,000	1,000	0
Health	58,900	57,021	55,456	(3,444)
Legislative Assembly	735	735	735	0
Natural Resources	1,510	1,510	1,510	0
Post-Secondary Education, Training and Labour	5,600	5,820	5,820	220
Regional Development Corporation	5,668	5,668	5,668	0
Tourism, Heritage and Culture	1,437	1,437	1,437	0
Transportation and Infrastructure	329,578	324,617	330,684	1,106
Regular Capital Investments	482,439	474,437	479,487	(2,952)

Strategic Infrastructure Initiative
Education and Early Childhood Development	16,250	16,891	15,924	(326)
Health	1,300	1,300	350	(950)
Regional Development Corporation	3,500	3,500	2,500	(1,000)
Tourism, Heritage and Culture	1,127	563	563	(564)
Transportation and Infrastructure	70,610	70,610	70,610	0
Energy Retrofit and Renewable Energy	11,840	11,840	11,840	0
New Strategic Projects	10,000	10,000	7,000	(3,000)
Strategic Infrastructure Initiative	114,627	114,704	108,787	(5,840)

Total - Capital Expenditures	597,066	589,141	588,274	(8,792)

Investments in Tangible Capital Assets	(514,163)	(504,074)	(507,679)	6,484

Capital Account Expense	82,903	85,067	80,595	(2,308)

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